UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

EXELA TECHNOLOGIES, INC.

(Name of Applicant)

2701 E. Grauwyler Road
Irving, Texas 75061
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
6.00% Senior Notes due 2029	Up to an aggregate principal amount of $100,000,000

Approximate date of proposed Exchange Offer:
As soon as practicable after the date of this Application for Qualification

Name and address of agent for service:
Shrikant Sortur
Chief Financial Officer
Exela Technologies, Inc.
2701 E. Grauwyler Road
Irving, Texas 75061

(844) 935-2832

With a copy to:
Catherine Goodall, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

GENERAL

ITEM 1. GENERAL INFORMATION.

(a)	Exela Technologies, Inc. (the “Company” or “Applicant”) is a corporation.

(b)	The Company is organized under the laws of Delaware.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

The Company is making an offer (the “Exchange Offer”) to exchange up to 100,000,000 shares of its outstanding common stock, par value $0.0001 per share (the “Common Stock”), for 6.00% senior unsecured notes due March 31, 2029 (the “New Notes”), upon the terms and conditions set forth in the Offer to Exchange, dated January 26, 2022 (as amended and supplemented from time to time, the “Offer to Exchange”). The Company may issue up to $100,000,000 aggregate principal amount of the New Notes, with each 25 shares of Common Stock being exchangeable in the Exchange Offer for a New Note having a principal amount equal to $25.00 (equivalent to $1.00 per share). The Offer to Exchange is incorporated by reference to Exhibit T3E.1. The New Notes will be issued under an indenture, the form of which is attached hereto as Exhibit T3C.1 (the “Base Indenture”), to be dated as of the original issue date (the “Issue Date”) of the New Notes, by and among the Company and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the first supplemental indenture, the form of which is attached hereto as Exhibit T3C.2 (the “Supplemental Indenture”, together with the Base Indenture, the “Indenture”). The Indenture provides that the Company may issue unlimited amount of its unsecured senior debt securities (including additional New Notes) from time to time in the future.

The Company is making the Exchange Offer in reliance on the exemption from the registration requirements provided in Section 3(a)(9) of the Securities Act of 1933. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with such Exchange Offer, except for payment of (i) the fees and expenses of its legal advisors for their legal services, (ii) the fees of the transfer agent for its services as a transfer agent, (iii) the fees of the exchange and information agents, for their acceptance and exchange services in relation to the Exchange Offer and (iv) fees charged by the trustee under the Indenture for its services as trustee. The Company has not retained a dealer-manager in connection with the Exchange Offer. No holder of Common Stock has made or will be requested to make any cash payment in connection with the Exchange Offer other than the payment of any applicable withholding or other taxes in accordance with the terms of the Exchange Offer.

Trust Indenture Act of 1939

The Company hereby acknowledges that under Section 306(c) of the Trust Indenture Act of 1939, it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer or sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act of 1933 and to which this subsection is applicable notwithstanding the provisions of Section 304 of the Trust Indenture Act of 1939, unless such security has been or is to be issued under an indenture and an application for qualification (the “Application” has been filed as to such indenture, or while the Application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an Application on a timely basis could result in an enforcement or other action by the Commission.

The Company acknowledges that the Application was not filed until after the Exchange Offer was commenced. The Company represents that none of the New Notes under the Indenture to be qualified by the Application have been issued and covenants that none of such notes will be issued prior to the Application being declared effective.

AFFILIATIONS

ITEM 3. AFFILIATES.

For purposes of this Application only, the Company’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4 “Directors and Executive Officers” for a list of the Company’s directors and executive officers, which list is incorporated herein by reference.

The following is a list of subsidiaries of the Company that may be deemed to be affiliates of the Company as of the date of this Application. The Company owns, directly or indirectly, 100% of the outstanding capital stock or other equity interests of each of its subsidiaries, except where otherwise indicated.

Name of Affiliate	Jurisdiction of Incorporation	% Owned by Applicant
AAXE LLC	Delaware	100%
Arista SA	France	100%
Asterion Belgium N.V.	Belgium	100%
Asterion Denmark A/S	Denmark	100%
Asterion DM Finland A.B.	Finland	100%
Asterion France S.A.S	France	100%
Asterion International GmbH	Germany	100%
Asterion Sweden A.B.	Sweden	100%
BancTec (Canada), Inc.	Canada	100%
BancTec (Puerto Rico), Inc.	Delaware	100%
BancTec B.V.	Netherlands	100%
BancTec Europe Limited	U.K.	100%
BancTec Group LLC	Delaware	100%
BancTec Holding N.V.	Netherlands	100%
BancTec India Pvt. Ltd.	India	100%
BancTec Intermediate Holding, Inc.	Delaware	100%
BancTec (Philippines), Inc.	Philippines	100%
Banctec TPS India Private Ltd.	India	100%
BancTec Transaktionsservice GmbH	Austria	100%
BancTec, Inc.	Delaware	100%

Name of Affiliate	Jurisdiction of Incorporation	% Owned by Applicant
BTC International Holdings, Inc.	Delaware	100%
BTC Ventures, Inc.	Delaware	100%
Charter Lason, Inc.	Delaware	100%
CorpSource Holdings, LLC	Delaware	100%
Dataforce Interact Holdings Ltd.	U.K.	100%
Dataforce Interact Ltd.	U.K.	100%
Deliverex, LLC	Delaware	100%
DF Property Portfolio Ltd.	U.K.	100%
DFG UK, LLC	Delaware	100%
DFG2 Holdings, LLC	Delaware	100%
DFG2, LLC	Delaware	100%
DocuData Solutions, L.C.	Texas	100%
Drescher Euro-Label Sp Z.o.o.	Poland	100%
Drescher Full-Service Versand GmbH	Germany	100%
Economic Research Services, Inc.	Florida	100%
ETI RE LLC	Delaware	100%
ETI RE Holdings, LLC	Delaware	100%
ETI IP LLC	Delaware	100%
ETI IP Holdings, LLC	Delaware	100%
ETI-MNA Holdings, LLC	Delaware	100%
ETI-MNA, LLC	Delaware	100%
ETI-XCV Holdings, LLC	Delaware	100%
ETI-XCV, LLC	Delaware	100%
Exela Enterprise Solutions, Inc.	Delaware	100%
Exela Finance, Inc.	Delaware	100%
Exela Intermediate Holdings, LLC	Delaware	100%
Exela Intermediate, LLC	Delaware	100%
Exela RE LLC	Delaware	100%
Exela Receivables 1, LLC	Delaware	100%
Exela Receivables Holdco, LLC	Delaware	100%
Exela Receivables 3, LLC	Delaware	100%
Exela Receivables 3 Holdco, LLC	Delaware	100%
Exela Technologies AB	Sweden	100%
Exela Technologies AS	Norway	100%
Exela Technologies BV	Netherlands	100%
Exela Technologies RE BV	Netherlands	100%
Exela Technologies doo Belgrade	Serbia	100%
Exela Technologies ECM Solutions GmbH	Germany	100%
Exela Technologies GmbH	Germany	100%
Exela Technologies Holding GmbH	Germany	100%
Exela Technologies Ibercia S.A.	Spain	100%
Exela Technologies Limited	U.K.	100%
Exela Technologies Private Ltd.	India	100%
Exela Technologies S.A.	France	100%
Exela Technologies s.p. z.o.o.	Poland	100%
Exela Technologies Services SA	Belgium	100%
Exela Technologies Services SAS	France	100%
Exela Technologies, Inc.	Delaware	100%
Fedaso France SAS	France	100%
Fedaso SA	Morocco	100%
FTS Parent Inc.	Delaware	100%
Glo-X, Inc.	Oklahoma	100%

Name of Affiliate	Jurisdiction of Incorporation	% Owned by Applicant
GP Auto Empire Ltd.	Ireland	100%
GP 2XCV Holdings, LLC	Delaware	100%
GP 2XCV LLC	Delaware	100%
HOV Enterprise Services, Inc.	New Jersey	100%
HOV Global Services Ltd.	U.K.	100%
HOV Services, (Beijing) Ltd.	China	100%
HOV Services, (Nanchang) Ltd.	China	100%
HOV Services, Inc.	Delaware	100%
HOV Services, LLC	Nevada	100%
HOVG, LLC	Nevada	100%
Ibis Consulting, Inc.	Rhode Island	100%
Imagenes Digitales S.A. de C.V.	Mexico	100%
J & B Software, Inc.	Pennsylvania	100%
Kinsella Media, LLC	Delaware	100%
Lason International, Inc.	Delaware	100%
LexiCode Healthcare, Inc.	Philippines	100%
Managed Care Professionals, LLC	Delaware	100%
Merco Holdings, LLC	Delaware	100%
Meridian Consulting Group, LLC	Nevada	100%
Novitex Acquisition, LLC	Delaware	100%
Novitex Enterprise Solutions Canada, Inc.	Canada	100%
Novitex Government Solutions, LLC	Delaware	100%
Novitex Holdings, Inc.	Delaware	100%
Novitex Intermediate, LLC	Delaware	100%
O.T. Drescher AG	Switzerland	100%
Orone Contract SARL	Morocco	100%
Pangea Acquisitions, Inc.	Delaware	100%
Plexus Europe Ltd.	U.K.	100%
Promotora de Tecnolgia, S.A. de C.V.	Mexico	100%
RC4 Capital, LLC	Delaware	100%
Recognition de Mexico S.A. de C.V.	Mexico	100%
Recognition Mexico Holding, Inc.	Delaware	100%
Regulus America LLC	Delaware	100%
Regulus Group II LLC	Delaware	100%
Regulus Group LLC	Delaware	100%
Regulus Holding Inc.	Delaware	100%
Regulus Integrated Solutions LLC	Delaware	100%
Regulus West LLC	Delaware	100%
Rust Consulting, Inc.	Minnesota	100%
Rustic Canyon III, LLC	Delaware	100%
S-Corp Philippines, Inc.	Philippines	100%
SDS Applications Limited	U.K.	100%
SDS Trading Applications Limited	U.K.	100%
Services Integration Group, L.P.	Delaware	100%
SIG-G.P., L.L.C.	Delaware	100%
SourceCorp BPS, Inc.	Delaware	100%
Sourcecorp de Mexico S.A. de C.V.	Mexico	100%

Name of Affiliate	Jurisdiction of Incorporation	% Owned by Applicant
SourceCorp Legal, Inc.	Delaware	100%
SourceCorp Management, Inc.	Texas	100%
SOURCECORP, Inc.	Delaware	100%
SourceHOV Canada	Nova Scotia	100%
SourceHOV HealthCare, Inc.	South Carolina	100%
SourceHOV Holdings, Inc.	Delaware	100%
SourceHOV India Pvt. Ltd.	India	100%
SourceHOV LLC	Delaware	100%
TRAC Holdings, LLC	Delaware	100%
TRAC, LLC	Nevada	100%
TransCentra, Inc.	Delaware	100%
United Information Services, Inc.	Iowa	100%

MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939), respectively, of the Company. The mailing address for each executive officer and director listed below is c/o Exela Technologies, Inc., Attention: General Counsel, 2701 E. Grauwyler Road, Irving, Texas 75061.

Name	Position
Martin P. Akins	Director
Marc A. Beilinson	Director
Par Chadha	Director, Chairman of the Board of Directors
Sharon Chadha	Director
J. Coley Clark	Director
Ronald Cogburn	Chief Executive Officer and Director
Mark D. Fairchild	President, Exela Smart Office
Srini Murali	President, Americas and APAC
John H. Rexford	Director
James G. Reynolds	Director
Vitalie Robu	President, EMEA
Shrikant Sortur	Chief Financial Officer
William L. Transier	Director
Suresh Yannamani	President

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

The following sets forth information as to each person owning 10% or more of the voting securities of the Company as of January 25, 2022:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities of Each Class Owned	Percentage of Combined Voting Power Post- Offering
Various entities affiliated with HGM(1), 8550 West Desert Inn Road, Suite 102-452, Las Vegas, NV 89117	Common stock	25,264,135	7.2%	10.1%
				Total: 10.1%

(1)	Information based on Amendment Number 11 to Schedule 13D, filed with the SEC on March 26, 2020, by Mr. Par S. Chadha, HandsOn Global Management, LLC, a Delaware limited liability company, Ex-Sigma 2 LLC, a Delaware limited liability company, Ex-Sigma LLC, a Delaware limited liability company, HOVS LLC, a Delaware limited liability company, HandsOn Fund 4 I, LLC, a Nevada limited liability company, HOV Capital III, LLC, a Nevada limited liability company, HOV Services Ltd., an Indian limited company, Adesi 234 LLC, a Nevada limited liability company, HOF 2 LLC, a Nevada limited liability company, HandsOn 3, LLC, a Nevada limited liability company, SoNino LLC, The Beigam Trust, The Rifles Trust, SunRaj LLC, Pidgin Associates LLC, Andrej Jonovic, Shadow Pond LLC, Ronald C. Cogburn, Kanwar Chadha, Surinder Rametra, Suresh Yannamani, Mark D. Fairchild, Sanjay Kulkarni, Shrikant Sortur, Anubhav Verma, Edward J. Stephenson, Eokesh Natarajan, Matt Reynolds, Carlos Mallen, and Mark Olschanski (collectively, the “HGM Reporting Persons”), as well as Form 4s filed by the HGM Reporting Persons, and the books and records of the Company. According to the Schedule 13D, pursuant to voting agreements, HGM may direct each of the HGM Reporting Persons on the voting of their shares with respect to certain matters and thus, HGM, and by virtue of his control of HGM Mr. Chadha, may be deemed to beneficially own the 25,264,135 shares of Common Stock attributable to the HGM Reporting Persons, including 23,487,517 shares of Common Stock, 1,009,033 shares of Common Stock issuable upon conversion of 2,127,063 shares of the Series A Perpetual Convertible Preferred Stock (“Series A Preferred Stock”) held by HGM Reporting Persons as of January 25, 2022, 438,598 shares issuable in connection with vested or imminently vesting RSUs and 328,986 shares issuable upon exercise of vested options held by certain HGM Reporting Persons. Percent of class, in the case of HGM refers to 350,520,544 shares of Common Stock outstanding, and includes the shares of Common Stock issuable upon conversion of shares of the Series A Preferred Stock, shares issuable upon exercise of vested options and the vesting RSUs.

ITEM 6. UNDERWRITERS.

(a)	Within the past three years, the following persons acted as an underwriter for the Company’s Common Stock.

B. Riley Securities, Inc.

299 Park Avenue, 21st Floor

New York, NY 10171

BNP Paribas Securities Corp.

787 7th Avenue, 8th Floor

New York, New York 10019

Cantor Fitzgerald & Co.

499 Park Avenue

New York, NY 10022

Mizuho Securities USA LLC

1271 Avenue of the Americas, 3rd Floor

New York, New York 10020

Needham & Company, LLC

250 Park Avenue

New York, NY 10177

(b)	No person is acting as an underwriter for the offer or sale of the New Notes proposed to be issued under the Indenture.

ITEM 7. CAPITALIZATION.

(a)	Set forth below is certain information as to each authorized class of securities of the Company as of January 25, 2022.

Title of Class	Amount Authorized (Number of Shares)	Amount Outstanding (Number of Shares)
Common stock, par value of $0.0001 per share	1,600,000,000	348,743,927
Preferred stock, par value of $0.0001 per share	20,000,000	2,778,111

INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

The New Notes will be subject to the Base Indenture, as supplemented by the Supplemental Indenture. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 and is not a complete description of the Indenture provisions discussed. Holders of New Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of New Notes are not described in this analysis. The description makes use of a number of terms defined in the Indenture and is qualified in its entirety by express reference to the Base Indenture and the Supplemental Indenture included as Exhibits T3C.1 and T3C.2 hereto.

(a)	Events of Default; Withholding of Notice

An “Event of Default” will occur under the Indenture if:

(1)	default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

(2)	default in the payment of the principal of (or premium, if any, on) any Note;

(3)	default in the performance, or breach, of any covenant of the Company in this Indenture with respect to the Notes, and continuance of such default or breach for a period of 60 days after there has been sent to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Notes, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder;

(4)	the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days; or

(5)	the commencement by the Company of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of its property, or the making by the Company of an assignment for the benefit of creditors, or the admission by the Company in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action.

Except in the case of a Default or Event of Default in payment of principal of, premium or interest on, any Note, the Trustee shall not be deemed to have knowledge of an Event of Default hereunder (except for those described in paragraphs (1) and (2) above, if the Trustee is then the Paying Agent) unless a Responsible Officer of the Trustee shall have actual knowledge thereof or shall have received written notice thereof from the Company or any Holder and such notice references the Securities and this Indenture.

(b)	Authentication and Delivery of the New Notes; Use of Proceeds

Securities may be executed and delivered by the Company in such aggregate principal amount outstanding of not more than the aggregate principal amount as specified in the supplemental indenture of such series of Security, to the Trustee for authentication, accompanied by a Company Order directing such authentication and specifying the amount of Securities to be authenticated, the applicable rate at which interest (if any) will accrue on such Securities, the date on which the original issuance of such series of Securities is to be authenticated, the date from which interest (if any) will begin to accrue, the date or dates on which interest (if any) on such Securities will be payable and the date on which the principal of such Securities will be payable and other terms relating to such Securities. The Trustee shall thereupon authenticate and deliver such Securities.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for shares of Common Stock of the Company pursuant to the Offer to Exchange. No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the New Notes.

(c)	Release and Substitution of Property Subject to Lien of the Indenture

The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.

(d)	Satisfaction and Discharge of the Indenture

The Company may discharge its obligations under the Securities of each series (including the New Notes) (except for those surviving obligations specifically set forth in the Indenture) when:

(1) either (i) all the Securities have been delivered to the Trustee for cancellation, or (ii) the Securities not delivered to the Trustee for cancellation have become due and payable or an irrevocable notice of redemption with respect to all the Securities has been sent by the Company in accordance with the Indenture and the Company has irrevocably deposited in trust with the Trustee solely for the benefit of the holders money, government notes or a combination thereof, in an amount sufficient to pay and discharge the entire debt on such Securities; and

(2) the Company has paid or caused to be paid all sums payable under the Indenture by the Company.

Notwithstanding the satisfaction and discharge of the Indenture, certain of the Company’s obligations shall survive as specified in the Indenture.

(e)	Evidence of Compliance with Conditions and Covenants of the Indenture

The Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the date hereof, an Officer’s Certificate signed by the principal executive officer, principal financial officer or principal accounting officer stating whether or not to the best knowledge of the signer thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions applicable to the Company and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which he or she may have knowledge. If any default or Event of Default under Section 5.1 has occurred and is continuing, within 30 days after its becoming aware of such occurrence the Company shall deliver to the Trustee an Officer’s Certificate specifying such event and what action the Company is taking or proposes to take with respect thereto.

ITEM 9. OTHER OBLIGORS.

None.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for qualification comprises:

(a)	Pages numbered 1 to 12, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as trustee under the Indenture to be qualified (filed herewith as Exhibit 25.1).

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit	Description

Exhibit T3A	Restated Certificate of Incorporation of Exela Technologies, Inc., dated July 12, 2017 (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed with the Commission on July 18, 2017).
Exhibit T3B.1	Second Amended and Restated Bylaws of Exela Technologies, Inc., dated November 6, 2019 (incorporated herein by reference to Exhibit 3.2 to the Company's Form 10-Q for the quarter ended September 30, 2019 filed with the Commission on November 12, 2019).
Exhibit T3B.2	Certificate of Amendment to Bylaws of Exela Technologies, Inc., dated October 11, 2021 (incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed with the Commission on October 12, 2021).
Exhibit T3B.3	Certificate of Amendment No. 2 to Bylaws of Exela Technologies, Inc., dated December 27, 2021 (incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed with the Commission on December 27, 2021).
Exhibit T3C	Certificate of Amendment to Bylaws of Exela Technologies, Inc., dated October 11, 2021 (incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed with the Commission on October 12, 2021).
Exhibit T3D	Certificate of Amendment No. 2 to Bylaws of Exela Technologies, Inc., dated December 27, 2021 (incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed with the Commission on December 27, 2021).
Exhibit T3C.1*	Form of Indenture between the Company and U.S. Bank National Association, as Trustee.
Exhibit T3C.2*	Form of First Supplemental Indenture between the Company and U.S. Bank National Association, as Trustee, relating to the Company’s 6.00% Senior Notes due 2029
Exhibit T3D	Not Applicable
Exhibit T3E.1	Offer to Exchange of the Company, dated January 26, 2022 (incorporated herein by reference to Exhibit (a)(1)(A) of the Company's Tender Offer Statement on Schedule TO filed on January 26, 2022).
Exhibit T3E.2	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Company's Tender Offer Statement on Schedule TO filed on January 26, 2022).
Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C1).
Exhibit 25.1*	Statement of Eligibility of U.S. Bank National Association as the Trustee on Form T-1 for the Form of Indenture.

*            filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Exela Technologies, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and the State of New York, on the 1st day of February, 2022.

Exela Technologies, Inc.

By:	/s/ Shrikant Sortur
Name: Shrikant Sortur
Title: Chief Financial Officer

Attest:	/s/ Erik Mengwall
Name: Erik Mengwall
Title: Secretary